IN THE UNITED STATES DISTRICT COURT
                      FOR THE WESTERN DISTRICT OF VIRGINIA
                               LYNCHBURG DIVISION

                                             x
ArvinMeritor, Inc. and Delta Acquisition     :
Corp.,                                       :  Civil Action No. 6:03CV00047
                                             :
                  Plaintiffs,                :  FIRST AMENDED COMPLAINT FOR
                                             :  DECLARATORY AND INJUNCTIVE
      v.                                     :  RELIEF
                                             :
Dana Corporation, Joseph M. Magliochetti,    :
Benjamin F. Bailar, A. Charles Baillie,      :
Edmund M. Carpenter, Eric Clark, Glen H.     :
Hiner, James P. Kelly, Marilyn R. Marks,     :
Richard B. Priory, Fernando M. Senderos,     :
and Cheryl W. Grise,                         :
                                             :
                  Defendants.

---------------------------------------------x

     Plaintiffs ArvinMeritor, Inc ("ArvinMeritor") and Delta Acquisition Corp., by their counsel, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                             SUMMARY OF THIS ACTION

     1. On July 9, 2003, ArvinMeritor and Delta Acquisition Corp. commenced a tender offer (the "Tender Offer," or the "Offer") for all of the outstanding common stock of Defendant Dana Corporation ("Dana" or the "Company") for $15 per share in cash, an aggregate price of approximately $2.2 billion for the common equity of the Company. The Tender Offer represents a 56 percent premium over the closing price of the Company's common stock on June 3, 2003, the last trading day before ArvinMeritor first submitted a written proposal for a business combination to Dana, and a 25 percent premium over the closing price of Dana common stock on July 7, 2003, the last trading day before ArvinMeritor announced the Tender Offer.

     2. As required by Section 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), on July 9, 2003, ArvinMeritor and Delta Acquisition Corp. filed their tender offer materials (the "Tender Offer Materials") with the Securities and Exchange Commission ("SEC").

     3. Previously, Defendant Magliochetti had rejected ArvinMeritor's initial proposal for a business combination without having consulted with Dana's board of directors (the "Board") or any advisors regarding the proposal. Then, in an apparent rubber-stamping of Defendant Magliochetti's rejection of the proposal, Dana's Board also rejected ArvinMeritor's proposal and refused to negotiate with ArvinMeritor. In fact, Dana refused to meet with ArvinMeritor even once to discuss ArvinMeritor's proposal. Instead, Dana's Board embarked upon a campaign to ensure the continued control of Dana by its current top management and its Board, notwithstanding its fiduciary obligations to Dana's shareholders.

     4. ArvinMeritor seeks to acquire Dana through a transaction that is non-coercive, non-discriminatory, and entirely fair to Dana shareholders. This transaction will not pose a threat to the interests of Dana's shareholders.

     5. If the Tender Offer is successful, ArvinMeritor intends to complete its acquisition (the "Proposed Acquisition") of the entire equity interest of Dana by a merger of Delta Acquisition Corp. into Dana. By this Proposed Acquisition, ArviriMeritor envisions the creation of an industry leader with the strategic position, size, and scope of operations that will allow both companies to better serve their customers, employees, and ultimately, their shareholders.

     6. Notwithstanding the significant benefits that the Proposed Acquisition offers to Dana's shareholders, on July 22, 2003, Dana filed a Schedule 14D-9 with the SEC recommending that Dana shareholders decline to tender their shares in response to Plaintiffs' Offer. Among other things, the Schedule 14D-9 revealed that, in light of an apparent conflict between management and Dana's independent directors, the Board had formed a committee of independent directors (the "Independent Committee") for the purpose of reviewing and discussing matters relevant to the Board's response to the Offer. The following day, July 23, 2003, Dana filed Amendment No. 1 to its Schedule 14D-9 - an amendment that was intended to replace Dana's Schedule 14D-9 in its entirety. Dana's statements and disclosures in these filings with the SEC, among other documents, contain material misrepresentations and omissions that are materially misleading, fraudulent, deceptive or manipulative in violation of
Section 14(e) of the Exchange Act.

     7. In light of the resistance to Plaintiffs' proposal that Dana and its Board have shown, most especially their rejection of Plaintiffs' Tender Offer on July 23, 2003 and Defendant Magliochetti's subsequent public statement to the effect that there is no price at which Dana would consider discussing a transaction with ArvinMeritor, Plaintiffs believe that Dana will bring a challenge under Section 14(e) of the Exchange Act to Plaintiffs' statements and disclosures in conjunction with the Tender Offer in an effort to further deprive Dana's shareholders of a full and fair opportunity to consider ArvinMeritor's proposal.

     8. Accordingly, by this action, Plaintiffs seek a declaratory judgment regarding the legality of their statements and disclosures in conjunction with the Tender Offer, including, but not limited to, the Tender Offer Materials. Specifically, Plaintiffs ask this Court for a determination that their statements and disclosures in conjunction with the Tender Offer, including, but not limited to, the Tender Offer Materials, comply with applicable federal law.

     9. Plaintiffs further seek a declaratory judgment that Dana's statements and disclosures in response to, or otherwise relating to, Plaintiffs' Offer, including, but not limited to, its Schedule 14D-9, as amended (the "Schedule 14D-9"), contain Material misstatements and omissions, and represent fraudulent, deceptive or manipulative acts on the part of Dana, in violation of Section 14(e) of the Exchange Act.

     10. In addition, Plaintiffs seek an order requiring Dana to correct its material misstatements, omissions, and its fraudulent, deceptive or manipulative acts.

     11. Finally, Plaintiffs seek to enjoin Dana from further disseminating false and misleading statements, from making any additional material misstatements or omissions, and from committing any other fraudulent, deceptive or manipulative acts that would further harm Plaintiffs' Tender Offer.

                             JURISDICTION AND VENUE

     12. This Court has jurisdiction over this action pursuant to 28 U.S.C. ss. 1331 and 15 U.S.C. ss. 77v of the Exchange Act.

     13. This Court has jurisdiction over the Company because Dana is incorporated under the laws of the Commonwealth of Virginia, and over the individual Defendants because, among other reasons, they are directors of a Virginia corporation, and they are subject to jurisdiction under Virginia Code ss. 8.01-328.1.

     14. Venue is proper in this District under 28 U.S.C. ss.ss. 1391(b) and (c) and 15 U.S.C. ss. 77v of the Exchange Act. Dana conducts business in Buena Vista, Virginia, at its branch (the "Branch") located at 3200 Green Forest Avenue. This Branch, a division of Dana, manufacturers automotive and light truck axles. Upon information and belief, the Branch has approximately 300 employees.

     15. Declaratory relief is appropriate pursuant to 28 U.S.C. ss. 2201 because an actual controversy exists regarding the parties' statements and disclosures with respect to Plaintiffs' Tender Offer.

                                        THE PARTIES

     16. Plaintiff ArvinMeritor is an Indiana corporation with its principal place of business at 2135 West Maple Road, Troy, Michigan, 48084-7186. ArvinMeritor is the beneficial holder of approximately 1,085,300 shares of Dana's common stock. ArvinMeritor is a global supplier of integrated systems, modules, components, and applications serving various industries. ArvinMeritor also provides coil coating applications to the transportation, appliance, construction and furniture industries.

     17. Plaintiff Delta Acquisition Corp. was incorporated under the laws of the Commonwealth of Virginia for the purpose of engaging in a business combination with the Company. It is a wholly-owned subsidiary of ArvinMeritor. Delta Acquisition Corp. has not, and is not expected to, engage in any business other than in connection with its organization, the

Tender Offer and the Proposed Acquisition. Its principal executive offices and telephone number are the same as those of ArvinMeritor.

18. Defendant Dana is a corporation with its principal executive offices at 4500 Dorr Street, Toledo, Ohio, 43615. It was incorporated under the laws of the Commonwealth of Virginia. According to its most recent Form 10-K, Dana is a global supplier of modules, systems, and components serving various industries.

19. Defendant Joseph M. Magliochetti is Chairman of the Dana Board and the Company's Chief Executive Officer, President, and Chief Operating Officer. Defendant Magliochetti is the only member of Dana's management on the Board.

     20. Defendant Benjamin F. Bailar is a director of Dana.

     21. Defendant A. Charles Baillie is a director of Dana.

     22. Defendant Edmund M. Carpenter is a director of Dana.

     23. Defendant Eric Clark is a director of Dana.

     24. Defendant Glen H. Hiner is a director of Dana and the chairman of the Independent Committee formed by Dana's Board on July 18, 2003.

     25. Defendant James P. Kelly is a director of Dana.

     26. Defendant Marilyn R. Marks is a director of Dana.

     27. Defendant Richard B. Priory is a director of Dana.

     28. Defendant Fernando M. Senderos is a director of Dana.

     29. Defendant Cheryl W. Grise is a director of Dana.


                               FACTUAL BACKGROUND

Dana's Current Financial Condition

     30. Dana has encountered significant financial difficulties over the past four years, as evidenced by a steady decline in its stock price. In June 1999, Dana's stock was trading at more than $54 per share. Over the next four years, Dana's stock lost substantial value, closing at $9.63 on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal in writing to Dana, and at $12.02 on July 7, 2003, the last trading day before ArvinMeritor announced the Tender Offer.

     31. Upon information and belief, due to its substantial financial difficulties, Dana undertook a restructuring program nearly two years ago, in September 2001. However, this restructuring program has led only to plant closings, lost jobs for Dana employees, and a dramatic decrease in share value. As of October 25, 2002, Dana had reduced its permanent workforce by approximately 9 percent (Dana Corp., Press Release (Oct. 25, 2002)), and as of February 12, 2003, Dana had been forced to close 28 of its facilities. (Dana Corp., Press Release (Feb. 12, 2003).) ArvinMeritor's Proposal and Dana's Response

     32. On June 4, 2003, ArvinMeritor's Chairman and Chief Executive Officer, Mr. Larry D. Yost, telephoned Dana's Chairman, Chief Executive Officer, President, and Chief Operating Officer, Joseph M. Magliochetti, to relay ArvinMeritor's interest in pursuing a business combination with Dana. Defendant Magliochetti's reaction was immediate and adverse to Dana's shareholders. He simply refused to discuss ArvinMeritor's proposal. Instead, twice during the conversation on June 4, 2003, Defendant Magliochetti stated emphatically that Dana was "not for sale."

     33. Defendant Magliochetti's rejection of ArvinMeritor's proposal was not based on any consultation with Dana's Board, any committees of the Board, any officers of Dana, or any legal counsel or other professionals regarding ArvinMeritor's proposal.

     34. Mr. Yost followed-up the June 4th telephone conversation with two letters, including one addressed to both Mr. Magliochetti and Dana's Board, noting that ArvinMeritor's offer of $14 per share in cash represented a premium of 45 percent over the closing price of Dana's common stock on June 3, 2003. (Letters dated June 4 and June 16, 2003, from Mr. Yost to Defendant Magliochetti.) The letters further stated that, as an alternative to this proposal, ArvinMeritor was "prepared to consider a mix of cash and stock consideration if it will facilitate a transaction" and that ArvinMeritor "may be prepared to analyze further whether a higher value is warranted." (Id.)

     35. By letters dated June 12 and June 19, 2003, Defendant Magliochetti rejected ArvinMeritor's proposal and stated that Dana did not have any interest whatsoever in pursuing a sale transaction with ArvinMeritor. (Letters dated June 12 and 19, 2003 from Defendant Magliochetti to Mr. Yost.) Dana made this decision without ever having met with ArvinMeritor or discussed the details of ArvinMeritor's proposal with ArvinMeritor.

     36. Defendant Magliochetti's letter of June 12, 2003 to Mr. Yost asserted that Dana was aggressively pursuing a plan to maximize value for its shareholders. This statement, upon information and belief, was merely an after-the-fact rationalization for the failure of Defendant Magliochetti and the rest of Dana's Board to give ArvinMeritor's proposal due consideration.

     37. Further, both the June 12 and the June 19, 2003 letters from Defendant Magliochetti to Mr. Yost stated that Dana's Board had reviewed ArvinMeritor's proposal with the assistance of financial and legal advisors. Upon information and belief, any financial and legal advisors who reviewed ArvinMeritor's proposal on behalf of Dana were retained by the Company solely to create a pretext that first Defendant Magliochetti, in his initial telephone call with Mr. Yost, and then the full Board, were exercising their fiduciary duties to Dana's shareholders. Upon information and belief, any advisors who reviewed ArvinMeritor's proposal were retained by Dana's Board merely to justify the decision that Defendant Magliochetti and the rest of Dana's Board already had made - the decision that Defendant Magliochetti expressed the first time Mr. Yost contacted him about ArvinMeritor's proposal - that Dana was simply "not for sale."

     38. On July 8, 2003, ArvinMeritor announced its intention to commence the Tender Offer. ArvinMeritor intends, as soon as is practicable following consummation of the Tender Offer, to propose and seek to have Dana consummate the Proposed Acquisition. The purpose of the Proposed Acquisition is to acquire any Dana shares that are not tendered and purchased pursuant to the Tender Offer or otherwise.

     39. On July 9, 2003, Plaintiffs commenced the Tender Offer for all of the outstanding common stock of Dana for $15 per share in cash, an aggregate price of approximately $2.2 billion for the common equity of the Company. The Tender Offer represents a 56 percent premium over the closing price of the Company's common stock on June 3, 2003, the last trading day before ArvinMeritor first submitted a written proposal for a business combination to Dana, and a 25 percent premium over the closing price of Dana common stock on July 7, 2003, the last trading day before ArvinMeritor announced the Tender Offer.

     40. The Proposed Acquisition cannot be consummated unless Dana's shareholders have a full and fair opportunity to consider ArvinMeritor's Tender Offer Materials and decide for themselves whether to accept Plaintiffs' Offer. In light of the resistance to ArvinMeritor's proposal that Dana and its Board have shown, most especially Dana's recommendation that its shareholders refrain from tendering their shares in response to Plaintiffs' Offer, as well as Defendant Magliochetti's subsequent public statement to the effect that there is no price at which Dana would consider discussing a transaction with ArvinMeritor, Plaintiffs believe that Dana will bring a Section 14(e) challenge to Plaintiffs' statements and disclosures in conjunction with the Tender Offer in an effort to further deprive Dana's shareholders of the opportunity to consider Dana's proposal.

Dana's Materially Misleading Statements and Omissions in its Schedule 14D-9

     41. Dana's Schedule 14D-9, which sets forth the recommendation of the individual Defendants - the members of Dana's Board - that Dana's shareholders reject Plaintiffs' Offer, is fraught with materially misleading statements and also omits material information and documents. In violation of Section 14(e) of the Exchange Act, Defendants intentionally, knowingly, or recklessly made these material misrepresentations and omissions in order to mislead Dana's shareholders and deprive them of the full and accurate information to which they are entitled.

     42. In Items 4(a) and 4(b) of Dana's Schedule 14D-9, Dana states that on July 18, 2003, Dana's Board formed the Independent Committee "to consider and evaluate the Offer, possible strategic alternatives and other matters." Dana also states that the Independent

Committee consists of all of Dana's directors other dm Defendant Magliochetti, the only director who is also an employee of Dana, and Defendant Fernando M. Senderos, who, according to the Schedule 14D-9, believed that a conflict of interest, real or apparent, could arise due to his role as chairman and chief executive officer of DESC, S.A. de C.V.

     43. Because all members of the Board other than Defendant Magliochetti are independent directors, the Independent Committee was formed, upon information and belief, due to a significant conflict of interest that Dana has failed to disclose, in violation of Items 1005(d) and 1011 (b) of Regulation M-A and
Section 14(e) of the Exchange Act. Dana's failure to disclose such a conflict, to explain that no conflict exists, or to otherwise explain why the Independent Committee was formed is a material omission, rendering the recommendation of Dana's Board in its Schedule 14D-9 materially misleading, and improperly restricting the information about Dana that is available to ArvinMeritor and the other shareholders of Dana.

     44. In Item 4(b) of Dana's Schedule 14D-9, Dana states that, on July 18, 2003, the Independent Committee retained Skadden, Arps, Slate, Meagher & Flom LLP as special counsel to the Independent Committee. Under the circumstances presented here, in which a substantial majority of the Board - nine of its 11 members, and fully 10 of its 11 members if Defendant Senderos' conflict is not counted - already consists of disinterested directors, it is unusual for a board committee to incur the substantial additional expense of retaining separate counsel absent a significant conflict between certain members of the board, on the one hand, and the company, on the other. Dana's failure to disclose such a conflict, to explain that no conflict exists, or to otherwise explain why its shareholders' money has been spent to retain two separate law firms, is a material omission, rendering the recommendation of Dana's Board in its Schedule 14D-9 materially misleading, and improperly restricting the information about Dana that is available to ArvinMeritor and the other shareholders of Dana.

     45. In Items 4(b) and 4(c)(i) of its Schedule 14D-9, Dana states that, on July 21, 2003, the Board received opinions from Credit Suisse First Boston and Deutsche Bank that Plaintiffs' Offer was inadequate. In Item 5 of the Schedule 14D-9, Dana states that between February and April 2003, Deutsche Bank presented analyses to ArvinMeritor regarding a business combination with Dana in which the offer price for Dana's shares would be "less than or equal to the [$15.00] Offer Price per Share..." According to the Schedule 14D-9, this work by Deutsche Bank on behalf of ArvinMeritor created a conflict that led the Board to terminate Deutsche Bank's financial advisory engagement in connection with the Offer and the Proposed Acquisition. In violation of Items 1005(d) and 1012(b) of Regulation M-A and of Section 14(e) of the Exchange Act, Dana does not state when the Board first learned of this conflict. The failure to address this issue constitutes a material omission, rendering the recommendation of Dana's Board in its Schedule 14D-9 materially misleading.

     46. In Item 4(c)(i) of the Schedule 14D-9, notwithstanding the conflict that led the Board to terminate Deutsche Bank's financial advisory engagement in connection with the Offer and the Proposed Acquisition, Dana states that its Board nevertheless relied on Deutsche Bank's financial analyses, presentations, and opinion in deciding to reject Plaintiffs' Offer. In violation of Items 1005(d) and 1012(b) of Regulation M-A and of Section 14(e) of the Exchange Act, however, nowhere in its Schedule 14D-9 does Dana explain why the Board so relied, notwithstanding Deutsche Bank's conflict, and notwithstanding the analyses that Deutsche Bank had prepared for ArvinMeritor that contradict and undercut the opinion it provided to Dana. The failure to address this issue constitutes a material omission, rendering the recommendation of Dana's Board in its Schedule 14D-9 materially misleading.

     47. In light of the conflict that led the Board to terminate Deutsche Bank's financial advisory engagement in connection with the Offer and the Proposed Acquisition, and further, in light of the analyses that Deutsche Bank had prepared for ArvinMeritor that contradict and undercut the opinion it provided to Dana, Dana's failure to explain why its Board or the Independent Committee has not sought or received an opinion from Goldman Sachs, one of Dana's two other financial advisors, is a further material omission in violation of Section 14(e) of the Exchange Act, that renders the recommendation of Dana's Board in its Schedule 14D-9 materially misleading.

     48. In addition, in stating in Items 4(b) and 4(c)(i) of the Schedule 14D-9 that Dana's Board and the Independent Committee have received and relied upon the financial analyses, presentations and opinions provided by Credit Suisse First Boston and Deutsche Bank, Dana has put these financial analyses, presentations, opinions, and the assumptions that underlie them at issue. Dana's failure to include these financial analyses, presentations, opinions and assumptions in its Schedule 14D-9 is a material omission, rendering the recommendation of Dana's Board materially misleading, and improperly limiting the information about Dana that is available to ArvinMeritor and the other Dana shareholders.

     49. In Items 4(b) and 4(c)(i) of the Schedule 14D-9, Dana also states that, in preparing the analyses, Credit Suisse First Boston and Deutsche Bank performed a discounted cash flow analysis demonstrating "the sensitivities of the analysis to the asswnptions contained in management's long-range forecast." In so doing, Dana has put this discounted cash flow analysis and "management's long-range forecast" at issue. Dana's failure to include this discounted cash flow analysis and "management's long-range forecast" in its Schedule 14D-9 is a material omission, rendering the recommendation of Dana's Board materially misleading, and improperly limiting the information about Dana that is available to ArvinMeritor and the other Dana shareholders.

     50. According to the Schedule 14D-9, a primary reason for Dana's recommendation that shareholders reject Plaintiffs' Offer was its expectations regarding Dana's future financial performance, including the effect of its restructuring plan and key economic trends in the heavy-duty vehicle sector. In so stating, Dana has put its projected financial performance at issue. Dana's failure, in violation of Item 1012(b) of Regulation M-A and Section 14(e) of the Exchange Act, to disclose such projections represents a material omission, rendering the recommendation of Dana's Board in its Schedule 14D-9 materially misleading and unfairly limiting the information about Dana that is available to ArvinMeritor and the other shareholders of Dana.

     51. In Item 4(b) of Dana's Schedule 14D-9, Dana states that on July 18, 2003, its Board formed the Independent Committee to, among other things, "consider and evaluate ... possible strategic alternatives." In Item 4(c) of the
Schedule 14D-9, Dana's Board acknowledges its obligation to consider "other business or strategic alternatives" to Plaintiffs' Offer and to

Dana's current business plan. Yet nowhere in the Schedule 14D-9 does Dana describe any such business or strategic alternatives, in violation of Items 1012(a) and 1012(b) of Regulation M-A and of Section 14(e) of the Exchange Act. This failure to describe such business or strategic alternatives is a material omission, rendering the recommendation of Dana's Board in its Schedule 14D-9 materially misleading, and improperly restricting the information about Dana that is available to ArvinMeritor and the other shareholders of Dana.

     52. In Item 4(b) of Dana's Schedule 14D-9, Dana states that, in response to Mr. Yost's offer on June 4, 2003 to purchase Dana, "Mr. Magliochetti told Mr. Yost that although he did not believe there was any interest in pursuing the sale of the Company at this time he would bring the matter to the Board." This is a materially false and misleading statement. In fact, Defendant Magliochetti, without consulting the Board, any committees of the Board, any officers of Dana, or any legal counsel or other professionals regarding ArvinMeritor's proposal, flatly rejected the ArvinMeritor offer, twice stating that Dana was "not for sale." Dana's account of Defendant Magliochetti's response to Mr. Yost on June 4, 2003 is fraudulent, deceptive and manipulative, and materially misrepresents the nature and content of the conversation, rendering the recommendation of Dana's Board in its Schedule 14D-9 materially misleading.

     53. In Item 5 of Dana's Schedule 14D-9, Dana has, in violation of Item 1009(a) of Regulation M-A and of Section 14(e) of the Exchange Act, failed to disclose the financial terms of its engagement with the three separate investment banks it has retained in connection with the Offer. Dana's failure to disclose the full amount of consideration that is to be paid by Dana's shareholders to each bank, and whether any portion of such consideration is contingent upon a sale of Dana or other extraordinary transaction, is a material omission, rendering the recommendation of Dana's Board in its Schedule 14D-9 materially misleading, and improperly limiting the information about Dana that is available to ArvinMeritor and the other Dana shareholders.

     54. In Item 9 of the Schedule 14D-9, Exhibit (e)(13) refers to Dana's 1998 Director's Stock Option Plan (the "Stock Option Plan"). According to Dana's annual report on Form 10-K for its fiscal year ended December 31, 2002 (the "Dana 2002 10-K"), the Stock Option Plan has been amended. The amendment restates the Stock Option Plan's definition of "change of control" and is thus material in the context of the Tender Offer. In violation of Items 1005(d) and 1016(e) of Regulation M-A and of Section 14(e) of the Exchange Act, the amendment is not included as an exhibit to the Schedule 14D-9. Dana's failure to include the amended Stock Option Plan is a material omission, rendering the recommendation of Dana's Board in its Schedule 14D-9 filing materially misleading, and improperly restricting the information about Dana that is available to ArvinMeritor and the other shareholders of Dana.

     55. Exhibit (a)(2) to the Schedule 14D-9 contains the press release announcing the recommendation of Dana's Board that Dana's shareholders reject Plaintiffs' Offer. This press release contains significant omissions that render it materially misleading. These omissions include, but are not limited to, any reference to (i) the creation of, and the delegation of the Board's duties to, the Independent Committee; and (ii) the Board's reliance on the opinion of Deutsche Bank, whose financial advisory engagement in connection with the Offer and the Proposed Acquisition was terminated due to a disclosed conflict. These material omissions render the recommendation of Dana's Board in its Schedule 14D-9 filing materially misleading in violation of Section 14(e) of the Exchange Act.

     56. The individual Defendants' primary and controlling person liability arises from the fact that (i) they were directors of the Company during the time in which Dana made the material misstatements and omissions described herein;
(ii) by virtue of their responsibilities as members of Dana's Board, they were privy to and, upon information and belief, participated in drafting, reviewing, and/or verifying Dana's Schedule 14D-9; (iii) through Dana's Schedule 14D-9, they communicated to the public their views regarding the Tender Offer; (iv) they knew or had access to the material information and documents described herein that were not disclosed; and (v) they were aware of the Company's failure to include such information and documents in its Schedule 14D-9.

     57. Each of the individual Defendants had actual knowledge of the material misstatements and omissions of material facts set forth herein. Defendants' material misstatements and omissions were made intentionally, knowingly or recklessly and for the purpose and effect of misleading Dana's shareholders and depriving them of the full and accurate information to which they are entitled.

                                     COUNT I

                              (Declaratory Relief)

     58. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 57 as if fully set forth herein.

59.         Section 14(d)(1) of the Exchange Act provides that

     [i]t shall be unlawful for any person ... to make a tender offer for ... any class of equity security ... unless at the time copies of the offer ... are first published or sent or given to security holders such person has filed with the Commission a statement containing ... information as the Commission may by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors. All requests or invitations for tenders ... shall be filed as part of such statement and shall contain such of the information contained in such statement as the Commission may by rules and regulations prescribe.

     The rules and regulations referenced in Section 14(d)(1) are set forth in Regulation 14D, which was promulgated by the SEC under the Exchange Act.

     60. Section 14(e) of the Exchange Act makes it unlawful

     for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer....

     61. ArvinMeritor and Delta Acquisition Corp. have filed their Tender Offer Materials with the SEC. Given Dana's actions to defeat the Proposed Acquisition, ArvinMeritor and Delta Acquisition Corp. need this Court's assistance to prevent any challenge to the legality of Plaintiffs' statements and disclosures in conjunction with the Tender Offer from further interfering with the right of Dana's shareholders to consider Plaintiffs' Offer.

     62. Accordingly, ArvinMeritor and Delta Acquisition Corp. seek a declaration that their statements and disclosures in conjunction with the Tender Offer, including, but not limited to, the Tender Offer Materials, comply with applicable federal law and are not subject to attack by Dana under Section 14(e) of the Exchange Act.

     63. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                    COUNT II

                              (Declaratory Relief)

     64. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 63 as if fully set forth herein.

     65. Section 14(e) of the Exchange Act makes it unlawful

     for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer....

     66. For the reasons set forth above, Dana's Schedule 14D-9 is materially misleading and constitutes a fraudulent, deceptive or manipulative act in connection with Plaintiffs' Tender Offer. Further, Dana's filing has interfered with the right of Dana's shareholders to properly consider Plaintiffs' Offer.

     67. Accordingly, ArvinMeritor and Delta Acquisition Corp. seek a declaration that Dana's statements and disclosures in conjunction with its
Schedule 14D-9 violate Section 14(e) of the Exchange Act.

     68. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                   COUNT III

                               (Injunctive Relief)

     69. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs I through 68 as if fully set forth herein.

     70. Dana's material misstatements and omissions and fraudulent, deceptive or manipulative acts, as set forth above, violate Section 14(e) of the Exchange Act. If Dana's statements are not corrected, Dana's shareholders will be deprived of the full and accurate


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

information to which they are entitled. Failing the correction of Dana's statements, the prospects of Plaintiffs' Offer will be damaged, thereby subjecting Plaintiffs to irreparable injury.

     71. Accordingly, ArvinMeritor and Delta Acquisition Corp. seek an order requiring Dana to correct by public means its material misstatements and omissions or otherwise fraudulent, deceptive or manipulative acts or statements, which includes, but is not limited to, a directive to make publicly available, among other items improperly omitted, the financial analyses, presentations, opinions, and assumptions identified herein, as well as the discounted cash flow analysis, "long-range forecast of management," and projections described above.

     72. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                    COUNT IV

                               (Injunctive Relief)

     73. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 72 as if fully set forth herein.

     74. Dana's material misstatements and omissions and fraudulent, deceptive or manipulative acts, as set forth above, violate Section 14(e) of the Exchange Act. If Dana's statements are not corrected, Dana's shareholders will be deprived of the full and accurate information to which they are entitled. Failing the correction of Dana's statements, the prospects of Plaintiffs' Offer will be damaged, thereby subjecting Plaintiffs to irreparable injury.

     75. Accordingly, ArvinMeritor and Delta Acquisition Corp. seek to enjoin Dana from further disseminating the Schedule 14D-9 containing the false and misleading statements and omissions as alleged herein, and from making any additional material misstatements or omissions or committing any other fraudulent, deceptive or manipulative acts in response to, or otherwise related to, Plaintiffs' Tender Offer.

     76. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

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

                                PRAYER FOR RELIEF

     WHEREFORE, Plaintiffs respectfully request that this Court:

     a) declare that Plaintiffs' Tender Offer Materials comply with applicable federal law;

     b)   declare that Dana's Schedule 14D-9 violates Section 14(e);

     c) order Dana to correct by public means the material misstatements and omissions and the fraudulent, deceptive acts related to, contained in, or represented by its Schedule 14D-9 or otherwise related to Plaintiffs' Tender Offer, and direct Dana to make publicly available, among other items improperly omitted, the financial analyses, presentations, opinions, and assumptions identified herein, as well as the discounted cash flow analysis, "long-range forecast of management," and projections described above;

     d) enjoin Dana from disseminating its false and misleading Schedule 14D-9, from making any additional material misstatement or omissions, and from committing any additional fraudulent, deceptive or manipulative acts in response to, or otherwise related to, Plaintiffs' Tender Offer;

     e) award Plaintiffs their costs and disbursements in this action, including reasonable attorneys' and experts' fees;

     f) grant Plaintiffs such other and further relief as this Court may deem just and proper.

                                    ARVINMERITOR, INC.
                                    and
                                    DELTA ACQUISITION CORP.


                                    By /s/
                                  ----------------------------------------
                                                 Of Counsel

William B. Poff (VSB #03477)
Michael F. Urbanski (VSB #20700)
James R. Creelunore (VSB #36246)
Woods, Rogers & Hazlegrove, PLC
10 S. Jefferson Street, Suite 1400
P.O. Box 14125
Roanoke, VA  24038-4125

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